U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25      COMMISSION FILE NO.: 0-24919
                                                    CUSIP NO.: 55268S109



                           NOTIFICATION OF LATE FILING


                                  (CHECK ONE):

       [X] FORM 10-K AND FORM 10-KSB [ ]FORM 20-F [ ] FORM 11-K [ ] FORM 10-Q AND FORM 10-QSB [ ]FORM N-SAR FOR PERIOD ENDED: MAY 31, 2000

       [ ] TRANSITION REPORT ON FORM 10-K
       [ ] TRANSITION REPORT ON FORM 20-F
       [ ] TRANSITION REPORT ON FORM 11-K
       [ ] TRANSITION REPORT ON FORM 10-Q
       [ ] TRANSITION REPORT ON FORM N-SAR
       FOR THE TRANSITION PERIOD ENDED:

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                  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY
THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

       NOT APPLICABLE.

PART I -- REGISTRANT INFORMATION
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FULL NAME OF REGISTRANT                                                                 MDI ENTERTAINMENT, INC.

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FORMER NAME IF APPLICABLE                                                                         N/A

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES (STREET AND NUMBER)                                   201 ANN STREET

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CITY, STATE AND ZIP CODE                                                                  HARTFORD, CT 06103

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PART II -- RULES 12B-25(B) AND (C)
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IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE
AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B), THE FOLLOWING SHOULD BE COMPLETED.

[X] (A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

[X] (B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT, TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

[ ] (C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.


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PART III -- NARRATIVE

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       ON JANUARY 26, 2000, THE REGISTRANT ENTERED INTO AN AGREEMENT AND PLAN OF
MERGER (THE "MERGER AGREEMENT") WITH MDI ACQUISITION, INC. AND THE LOTTERY CHANNEL, INC. THE REGISTRANT TERMINATED THE MERGER AGREEMENT ON AUGUST 28, 2000. THE TERMINATION REQUIRES ADDITIONAL DISCLOSURE AND, ACCORDINGLY, THE REGISTRANT IS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2000 BY AUGUST 29, 2000 WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE REGISTRANT EXPECTS TO FILE FORM 10-KSB ON OR BEFORE SEPTEMBER 13, 2000.


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PART IV  --  OTHER INFORMATION

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       (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
NOTIFICATION


        STEVEN M. SAFERIN                                  (860)  527-5359
             (NAME)                                       (TELEPHONE NUMBER)

       (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                                              [X] YES   [  ] NO

       (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                                              [X] YES   [  ] NO

       IF SO: ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.


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                             MDI ENTERTAINMENT, INC.

                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

 HAS CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


  DATE AUGUST 29, 2000                       BY: /S/ STEVEN M. SAFERIN
      ----------------                       -------------------------
                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER


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                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

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PART IV-OTHER INFORMATION

(3)

THE REGISTRANT'S RESULTS FOR THE FISCAL YEAR ENDED MAY 31, 2000 REFLECTED REVENUES OF $5,498,485 AND A NET LOSS OF $(1,985,105) COMPARED TO REVENUES OF $7,204,712 AND NET INCOME OF $1,159,646 FOR THE FISCAL YEAR ENDED MAY 31, 1999. A SIGNIFICANT PORTION OF THE LOSS WAS GENERATED BECAUSE OF A WRITE-OFF OF COSTS ASSOCIATED WITH THE PROPOSED MERGER WITH THE LOTTERY CHANNEL, INC.